Standstill Agreement
This Agreement is entered into as of November 14, 2023 (this “Agreement” (including the exhibits hereto), by and among City of London Investment Management Company Limited (“CLIM”), Templeton Dragon Fund, Inc. (the “Fund”) and Templeton Asset Management Ltd. (the “Adviser,” together with CLIM and the Fund, the “Parties” and individually a “Party”).
Whereas, the Fund is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);
Whereas, the Adviser serves as the Fund’s adviser pursuant to an investment advisory agreement between the Fund and the Adviser; and
Whereas, as of the close of business on November 9, 2023, CLIM may be deemed to be the beneficial owner (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of, in the aggregate, 12,249,467 common shares of beneficial interest of the Fund (“Common Shares”).
Now, Therefore, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:
Section 1. Tender Offer by the Fund
1.1       On the basis of the representations, warranties and agreements set forth herein and subject to performance by each party of its respective covenants and other obligations hereunder and the other conditions set forth herein:
(a)       The Fund shall commence a tender offer to purchase for cash 25% (the “Maximum Amount”) of its outstanding Common Shares (the “Tender Offer”). The Tender Offer shall include the following terms: (i) all shareholders shall have the opportunity to tender some or all of their Common Shares at a price equal to 98% of the Fund’s net asset value per share (“NAV”) as determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on the next trading day after the expiration date of the Tender Offer or, if the Tender Offer is extended, on the next trading day after the day to which the Tender Offer is extended, (ii) the Fund shall purchase Common Shares tendered and not withdrawn on a prorated basis up to the Maximum Amount if greater than the Maximum Amount of Common Shares are properly tendered and not properly withdrawn and (iii) the consideration to be paid by the Fund for Common Shares purchased under the Tender Offer shall consist solely of cash.  Notwithstanding anything contained in this Agreement to the contrary, the Fund shall pay for any Common Shares tendered in the Tender Offer by December 31, 2023.
(b)       The Tender Offer shall not provide for preferential treatment for any shareholders of the Fund.
(c)       The Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

(d)       Although the Fund has committed to conduct the Tender Offer under the circumstances set forth above, the Fund will not commence the Tender Offer or accept tenders of the Fund’s Common Shares during any period when (i) such transactions, if consummated, would, upon advice of counsel and determined by the Fund and counsel in good faith: (A) result in the delisting of the Fund’s shares from the NYSE or (B) impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended (which would make the Fund a taxable entity, causing the Fund’s income to be taxed at the fund level in addition to the taxation of shareholders who receive distributions from the Fund); or (ii) there is any (A) legal or regulatory action or proceeding instituted (B) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), including the Nasdaq Stock Market and the NYSE MKT LLC or (C) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State. In the event of a delay or a determination by the Fund not to conduct the Tender Offer pursuant to this Section 1.1(d) then, CLIM, in its sole discretion, may terminate this Agreement pursuant to Section 4.1.
(e)       Other than in connection with regularly scheduled distributions under a dividend reinvestment policy, the Fund shall not issue any Common Shares or any securities exchangeable or convertible into Common Shares prior to the payment of the Tender Offer proceeds.
1.2       CLIM agrees to (i) tender all of the Common Shares then owned by CLIM and (ii) refrain from purchasing additional shares of the Fund during the pendency of the Tender Offer.
Section 2. Additional Agreements
2.1       CLIM covenants and agrees that during the period from the date of this Agreement through November 14, 2025 (the “Effective Period”), it will not, and will cause its respective principals, directors, general partners, members, officers, employees, agents, affiliates and representatives under CLIM’s control, not to, directly or indirectly, alone or in concert with others (including, by directing, requesting or suggesting that any other person take any of the actions set forth below), unless specifically permitted in writing in advance by the Fund and the Adviser, take any of the following actions with respect to the Fund or, where indicated below, any of Templeton Dragon Fund, Templeton Emerging Markets Fund, Templeton Emerging Markets Income Fund, Franklin Universal Trust, and Franklin Limited Duration Income Trust  (collectively, the “Franklin Templeton Funds”):
(a)       effect, seek, offer, engage in, propose (whether publicly or otherwise and whether or not subject to conditions) or cause, participate in or act to, or assist any other person to effect, seek, engage in, offer or propose (whether publicly or otherwise) or cause, participate in or act to (other than as specifically contemplated by this Agreement):
(i)       any “solicitation” of “proxies” or become a “participant” in any such “solicitation” as such terms are defined in Regulation 14A under the Exchange Act, including any otherwise exempt solicitation pursuant to clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b), in each case, with respect to securities of the Franklin Templeton Funds (including, without limitation, any solicitation of consents to act by written consent or call a special meeting of shareholders);
(ii)       knowingly encourage or advise any other person or knowingly assist or act to assist any person in so encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote (other than such encouragement or advice that is consistent with the Franklin Templeton Funds’ management’s recommendation with respect to the Franklin Templeton Funds in connection with such matter or encouragement or advice solely by CLIM);
(b)       form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder) with respect to the securities of the Franklin Templeton Funds;
(c)       deposit any securities of the Franklin Templeton Funds in any voting trust or subject any securities of the Franklin Templeton Funds to any arrangement or agreement with respect to the voting of the securities of the Franklin Templeton Funds, including, without limitation, lend any securities of the Franklin Templeton Funds to any person or entity for the purpose of allowing such person or entity to vote such securities in connection with any shareholder vote or consent of the Franklin Templeton Funds or to sell such securities, other than any such voting trust, arrangement or agreement solely by CLIM;
(d)       seek, alone or in concert with others, election or appointment to, or representation on, the Board of any of the Franklin Templeton Funds, or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board of any of the Franklin Templeton Funds, or knowingly encourage any such actions specifically with regard to any of the Franklin Templeton Funds;
(e)       make any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Franklin Templeton Funds (pursuant to Rule 14a-8 under the Exchange Act or otherwise), or take any action (other than in accordance with this Section 2.1 and Section 2.2) with respect to any shareholder proposal or written consent submitted prior to the date of this Agreement or during the Effective Period;
(f)       make a request for a shareholder list or other books and records of the Franklin Templeton Funds under state law or any other statutory or regulatory provision;
(g)       seek to control or influence the Adviser, the Board of any of the Franklin Templeton Funds or policies of any of the Franklin Templeton Funds;
(h)       institute, solicit, knowingly assist or join any litigation, arbitration or other proceeding against or involving the Franklin Templeton Funds or any of the current or former trustees or officers (including derivative actions) of the Franklin Templeton Funds; provided, however, that for the avoidance of doubt the foregoing shall not prevent CLIM from (A) bringing litigation to enforce the provisions of this Agreement, (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Franklin Templeton Funds against CLIM, (C) bringing litigation to enforce its rights with respect to claims that arise out of acts or omissions that occur after the date of the Agreement, or (D) responding to or complying with a validly issued legal process;
 (i)       make any public statement or public proposal with respect to (i) any change in the number or term of trustees or the filling of any vacancies on the Board of any of the Franklin Templeton Funds, (ii) any change in the capitalization, share purchase program, dividend policy or distribution policy of the Franklin Templeton Funds, (iii) any other material change in the Franklin Templeton Funds’ management, business or corporate structure, or (iv) any waiver, amendment or modification to the Declaration of Trust or Bylaws of the Franklin Templeton Funds;
(j)       enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing, or advise, knowingly assist or knowingly encourage others to take any action with respect to any of the foregoing; or
(k)       publicly request (x) that the Franklin Templeton Funds, the Board of any of the Franklin Templeton Funds or any of their representatives amend or waive any provision of this Section 2.1 (including this sentence) or (y) the Board of any of the Franklin Templeton Funds to specifically invite CLIM to take any of the actions prohibited by this Section 2.1.

Nothing in this Section 2.1 shall be deemed to prohibit CLIM from communicating privately with the trustees, officers, and advisors of the Franklin Templeton Funds (including the Adviser) so long as such private communications would not be reasonably determined to trigger public disclosure obligations for any Party.
2.2       CLIM covenants and agrees that during the Effective Period, it will:
(a)   appear by proxy or otherwise at any annual or special meeting of shareholders of the Fund concerning the election of trustees to the Board of the Fund and cause all shares it beneficially owns as of the record date for such meeting to be counted as present thereat for purposes of a quorum; and
(b) except for any action that would be in contravention of this Agreement, vote or cause to be voted at any annual or special meeting of shareholders of the Fund all of the shares it beneficially owns as of the record date for such meeting (i) in favor of election of the Fund’s Board’s nominees and (ii) against any proposal made in opposition to, or in competition or inconsistent with, the recommendation of the Fund’s Board regarding the election of the Fund’s Board’s nominees or a shareholder proposal submitted to the Fund pursuant to Rule 14a-8 of the Exchange Act or otherwise. For the avoidance of doubt, if CLIM lends any Common Shares to any third party, CLIM shall recall any such stock loan in advance of the record date for any vote of or consent by the shareholders of the Fund so that CLIM shall have full voting rights with respect to all such loaned shares.
2.3       [Reserved.]
2.4       Upon the written request of the Fund, which shall be no more frequently than once each fiscal year of the Fund, CLIM will notify the Fund in writing of the number of Common Shares beneficially owned by it.
2.5       CLIM represents and warrants as follows:

(a)       It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.
(b)       This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against CLIM in accordance with its terms.
(c)       The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.
(d)       CLIM beneficially owns, directly or indirectly, and has the power to vote all the Common Shares as described in the recitals to this Agreement, and its ownership of Common Shares has at all times complied with applicable provisions of the 1940 Act.
(e)       As of the date hereof, CLIM is not a party to any derivative securities, including without limitation any swap or hedging transactions or other derivative agreement, or any securities lending or short sale arrangements, of any nature with respect to the Common Shares.
2.6       The Fund and the Adviser each represent and warrant as follows:
(a)       It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.
(b)       This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against it in accordance with its terms.
(c)       The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.
Section 3. Public Announcement
3.1       No later than one business day following the date of this Agreement, the Fund shall issue one press release substantially in the form attached as Exhibit A (the “Fund Press Release”), CLIM shall issue one press release substantially in the form attached as Exhibit B (the “CLIM Press Release” and, together with the Fund Press Release, the “Press Releases”), and no party shall make any public statement inconsistent with the Press Releases during the Effective Period in connection with the announcement of this Agreement. No party shall issue additional press releases in connection with this Agreement or the actions contemplated hereby without the prior written consent of the other party except as provided below. Nothing in this Agreement shall prevent (a) any Party from taking any action required by any governmental or regulatory authority (except to the extent such requirement arose by discretionary acts by any Party), including without limitation any statements, filings, notices or announcements made in the context of an issuer tender offer conducted under Section 13(e)(1) of, or pursuant to Schedule TO under, the Exchange Act, (b) any Party from making any factual statement that is required in any compelled testimony or production of information, either by legal process, by subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over such Party or as otherwise legally required and (c) subject to Section 5.1 of this Agreement, any Party from communicating privately with their respective investors, prospective investors and governance boards regarding the terms of this Agreement.
 3.2        CLIM shall promptly withdraw its current Form 13G for the Fund and prepare and file a Schedule 13D with the U.S. Securities and Exchange Commission (“SEC”) for the Fund reporting the entry into this Agreement (which will not contain any statement inconsistent with the Press Releases and the Item 4 disclosure set forth therein will be in a form materially consistent with the draft previously provided to the Fund). CLIM shall also file a copy of the Press Release which shall be deemed to provide an adequate summary of this Agreement as an exhibit to the Schedule 13D.
Section 4. Termination
4.1       Notwithstanding anything herein to the contrary, if the Fund fails to complete the Tender Offer and distribute the proceeds in cash to the participating shareholders before December 31, 2023 as set forth herein, this Agreement shall no longer be binding on CLIM, and CLIM reserves all rights to seek appropriate relief.
4.2       Otherwise, this Agreement shall remain in full force and effect until the earlier of:
(a)        the end of the Effective Period;
(b)       such other date as may be established by mutual written agreement of the Fund, the Adviser and CLIM; and
(c)       upon ten (10) business days’ prior written notice by CLIM following any such material breach of this Agreement by the Fund if such breach has not been cured within such notice period, provided that CLIM is not in material breach of this Agreement at the time such notice is given.
4.3       Section 6 will survive the termination of this Agreement. No termination pursuant to Section 4.1 relieves any Party from liability for any breach of this Agreement prior to such termination.

Section 5. No Disparagement
5.1       The Fund, the Adviser and CLIM (specifically, with respect to CLIM, limited to its affiliates and representatives under its control), shall each refrain from making, and shall cause their respective affiliates and their respective principals, directors, members, general partners, officers, agents, advisors, and employees not to make or cause to be made any statement or announcement, including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons, that constitutes an ad hominem attack on, or otherwise, whether true or false, disparages, defames, slanders, impugns or is reasonably likely to damage the reputation of, (a) in the case of such statements or announcements by CLIM: the Fund or any of its affiliates, subsidiaries or advisors (including the Adviser and any subadvisor of the Fund), or any of its or their respective current or former officers, trustees or employees (including, without limitation, any statements or announcements regarding the Fund’s strategy, operations, performance, products or services), and (b) in the case of statements or announcements by the Fund or the Adviser: CLIM its subsidiaries or advisors, or any of its or their respective principals, directors, members, general partners, officers, or employees or any person who has served in any such capacity with respect to CLIM and CLIM’s advisors.
Section 6. Miscellaneous
6.1       Specific Performance. Each Party hereto hereby acknowledges and agrees that irreparable harm will occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek specific performance hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of Maryland, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. All rights and remedies under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to any Party at law or in equity.
6.2       Jurisdiction; Venue; Waiver of Jury Trial. The Parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the state or federal courts in the State of Maryland for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby, in the state or federal courts in the State of Maryland, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.
6.3       Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties hereto. This Agreement supersedes all previous negotiations, representations and discussions by the Parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understanding concerning same. No prior oral representations or undertakings concerning the subject matter hereof will operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.
6.4 Section Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.
6.5 Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by email, with a copy by personal delivery, certified mail, return receipt requested, or by overnight courier service to:

If to the Fund, to:
Templeton Dragon Fund, Inc.
300 S.E. 2nd Street
Fort Lauderdale, Florida
Attention: Alison Baur
Vice President and Assistant Secretary
Email: alison.baur@franklintempleton.com
with a copy to (which copy shall not constitute notice):
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103-7018
Attention: Bruce G. Leto
Email: BLeto@stradley.com
If to CLIM, to:
City of London Investment Management Company Limited
17 East Market Street
West Chester, PA 19382
Attention: Mark Dwyer
Email: Mark.Dwyer@citlon.co.uk

with a copy to (which copy shall not constitute notice):
BlankRome
1271 Avenue of the Americas
New York, NY 10020
Attention: Thomas R. Westle
Email: Thomas.westle@blankrome.com

6.6       Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction. In addition, the Parties agree to use their reasonable commercial efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.
6.7       Expenses. All attorneys’ fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses.
6.8       Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of Maryland, without regard to the conflict of law principles thereof.
 6.9       Binding Effect; No Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the Parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto and those categories of persons specifically enumerated herein, or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. No Party to this Agreement may, directly or indirectly, assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other Party. Any such attempted assignment will be null and void.
6.10       Amendments; Waivers. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parties hereto, and no provision hereof may be waived other than by an instrument in writing signed by the Party against whom enforcement is sought.
6.11       Receipt of Adequate Information; No Reliance; Representation by Counsel. Each party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such party by reason of the foregoing shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.
6.12       Counterparts; Electronic Execution. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or other electronic means shall be effective as delivery of a manually executed counterparty hereof.

[Signature Pages Follow]

In Witness Whereof, the Parties hereto have executed this Agreement as of the date first above written.

Templeton Dragon Fund, Inc.

/s/ Alison E. Baur
Name: Alison E. Baur Title: Vice President and Assistant Secretary

Templeton Asset Management Ltd. /s/ Manraj Singh Sekhon
Name: Manraj Singh Sekhon
Title: Co-Chief Executive Officer

City of London Investment Management Company Limited /s/ Mark Dwyer
Name: Mark Dwyer
Title: Chief Investment Officer

Exhibit A TEMPLETON DRAGON FUND, INC. 300 S.E. 2nd Street Fort Lauderdale, FL 33301

FOR IMMEDIATE RELEASE:

For more information, please contact Franklin Templeton at 1-800-342-5236.

TEMPLETON DRAGON FUND, INC. ANNOUNCES
SELF TENDER OFFER FOR UP TO 25% OF ITS SHARES

Fort Lauderdale, Florida, November 14, 2023 – TEMPLETON DRAGON FUND, INC. (NYSE: TDF) (the “Fund”), a closed-end investment company managed by Templeton Asset Management Ltd., announced today that its Board has authorized an issuer tender offer in the fourth quarter of 2023 to purchase for cash up to 8,451,035 of its common shares, representing 25% of the Fund’s issued and outstanding common shares. The tender offer will commence on November 21, 2023 and purchases will be made at a price per share equal to 98% of the Fund’s net asset value (NAV) per share as of the close of trading on the first business day after the expiration of the tender offer, with the remaining 2% applied to cover certain costs of the tender offer, including the processing of tender forms, effecting payment, postage and handling. If more shares are tendered than the amount the Board has authorized to purchase, the Fund will purchase a number of shares equal to the offer amount on a pro-rated basis.
The commencement of the tender offer is pursuant to an agreement between the Fund and City of London Investment Management Company Limited (“CoL”). Pursuant to the agreement, CoL has agreed to be bound by certain standstill covenants. The Fund has been advised that CoL will file copies of the relevant standstill agreement with the U.S. Securities and Exchange Commission (“SEC”) as an exhibit to its Schedule 13D.
The Fund’s common shares have recently traded at a discount to their net asset value per share. During the pendency of the tender offer, the current net asset value per share will be available on the Fund’s website at:
https://www.franklintempleton.com/investments/options/closed-end-funds/products/581/SINGLCLASS/templeton-dragon-fund-inc/TDF#performance
Shareholders are advised to read the offer to purchase when it is available, as it contains important information.
The offer to purchase and other documents filed by the Fund with the SEC, including the Fund's annual report for the fiscal year ended December 31, 2022, are or will be available without cost at the SEC’s website (sec.gov) or by calling the Fund’s Information Agent.
Other information

You may request a copy of the Fund’s current Report to Shareholders by contacting Franklin Templeton’s Fund Information Department at 1-800/DIAL BEN® (1-800-342-5236) or by visiting franklintempleton.com.  All investments involve risks, including possible loss of principal. International investments are subject to special risks, including currency fluctuations and social, economic and political uncertainties, which could increase volatility. These risks are magnified in emerging markets. There are special risks associated with investments in

China, Hong Kong and Taiwan, including less liquidity, expropriation, confiscatory taxation, international trade tensions, nationalization, and exchange control regulations and rapid inflation, all of which can negatively impact the Fund. Investments in Taiwan could be adversely affected by its political and economic relationship with China. The Fund is actively managed but there is no guarantee that the manager's investment decisions will produce the desired results.  For portfolio management discussions, including information regarding the Fund’s investment strategies, please view the most recent Annual or Semi-Annual Report to Shareholders which can be found at franklintempleton.com or sec.gov.

Unlike open-end funds (mutual funds), closed-end funds are not continuously offered.  Closed-end funds trade on the secondary market through a national stock exchange at a price which may be above (a premium), but is often below (a discount to) the net asset value (NAV) of the fund's portfolio.  Unlike a mutual fund, the market price for a closed-end fund is based on supply and demand, not the fund's NAV.

Franklin Resources, Inc. is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 150 countries. Franklin Templeton’s mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the company offers specialization on a global scale, bringing extensive capabilities in fixed income, equity, alternatives and multi-asset solutions. With more than 1,300 investment professionals, and offices in major financial markets around the world, the California-based company has over 75 years of investment experience and over $1.3 trillion in assets under management as of October 31, 2023. For more information, please visit franklintempleton.com.

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Exhibit B

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED ANNOUNCES STANDSTILL
AGREEMENT WITH TEMPLETON DRAGON FUND:

‐ Templeton Dragon Fund, Inc. (TDF) has announced that it will conduct a Tender Offer for 25% of its outstanding shares at 98% of Net Asset Value (NAV) prior to the end of the calendar year
2023.
‐ Pursuant to an agreement with TDF, upon commencement of the Tender Offer, City of London
Investment Management (CLIM) has agreed to be bound by certain standsll covenants with respect to TDF, Templeton Emerging Markets Fund, Templeton Emerging Markets Income Fund,
Franklin Universal Trust and Franklin Limited Duraon Income Trust.